News Release

Number 1, 2004

RESIN SYSTEMS RAISES $3 MILLION FROM THE EXERCISE OF SHARE PURCHASE WARRANTS

Edmonton, Alberta, January 19, 2004: Resin Systems Inc. ("RSI") (RS - TSX Venture / RSSYF - OTCBB), a technology company, today announced that it has issued 4,068,663 common shares of RSI pursuant to the exercise of 4,068,663 common share purchase warrants of RSI at an exercise price of $0.75 per share for total gross proceeds of $3,051,497.20.  The common share purchase warrants of RSI were originally issued pursuant to a private placement of units of RSI completed on January 9, 2003.

RSI intends to use the proceeds of the warrant exercise to commercialize its industrial and consumer products as well as its Version® resins and for working capital.

RSI is a technology company that is actively engaged in the commercialization and further development of composite materials and products throughout the global marketplace.

For more information please contact:

Greg Pendura President and Chief Executive Officer Resin Systems Inc. Ph: (780) 482-1953 Fax: (780) 452-8755 Email: greg@resinsystemsinc.com www.resinsystemsinc.com	Grant Howard The Howard Group Inc. Ph: (888) 221-0915 Fax: (403) 237-8387 Email: grant@ howardgroupinc.com www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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